[Letterhead of Sutherland Asbill & Brennan LLP]

June 3, 2011

VIA EDGAR

James E. O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Main Street Capital Corporation

Registration Statement on Form N-2 (File No. 333-173674)

Dear Mr. O’Connor:

On behalf of Main Street Capital Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company by letter, dated May 23, 2011, with respect to the Company’s registration statement on Form N-2 (File No. 333-173674) filed with the SEC on April 22, 2011 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).

The Staff’s comments are set forth below in italics and are followed by the Company’s responses.  The revisions to the Prospectus referenced in the below responses are set forth in Amendment No. 1 to the Registration Statement, which is being filed with the Commission concurrently herewith.

Prospectus

Front Cover

1.                                       Please disclose on the front cover of both the base prospectus and the prospectus supplement that Main Street can conduct offerings of its common stock at prices below net asset value.  Please mention on the front cover of both the base prospectus and the prospectus supplement the dilution risk created by Main Street’s ability to offer shares at prices below NAV.  In addition, please provide a citation to the more detailed discussion of the risks of dilution that are included in the prospectus and that should be added to the prospectus summary.  This discussion also should disclose that continuous below-NAV offerings “off the shelf” may have a negative impact on total returns and could have a negative effect on the market price of the shares.

Response:  The Company has revised the disclosure accordingly.

2.                                       The disclosure states that “we may not sell any of our common stock through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of such common stock.”  Please clarify that such a prospectus supplement (which must meet the requirements of Section 10(a) of the 1933 Act) must be delivered to each investor at, or prior to, the earlier of delivery of a confirmation of sale or delivery of the securities.

Response:  The Company has revised the disclosure accordingly.

3.                                       The final pre-effective filing should provide the most recent market price for Main Street’s stock.

Response:  The Company has provided the most recent market closing price for its common stock in Amendment No. 1 and will update the same in accordance with the Staff’s comment in any future pre-effective amendment filing to the Registration Statement.

4.                                       Please disclose the following information on the front cover: (1) the securities in which the Fund invests will generally not be rated by any rating agency; (2) if they were rated, they would be below investment grade or “junk;” (3) indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

Response:  The Company has revised the disclosure accordingly.

5.                                       Please explain to us how the Fund accounts for the offering expenses and sales load in its fee table and financial statements.

Response: Offering expenses are accounted for as a charge against additional paid-in capital (i.e., they are netted against the offering proceeds).  Sales load is accounted for in the same manner.  With respect to the “Fees and Expenses” table, offering expenses and sales load are each a separate line item in the table.

6.                                       The last sentence of the paragraph immediately preceding the prospectus summary states that “the information contained in this prospectus and any accompanying prospectus supplement is accurate as of the dates on their covers.”  Please add a statement that the base prospectus will be supplemented to reflect material changes.

Response:  The Company is aware of its obligation to continuously review and, when applicable, update information contained in the Registration Statement in order to comply with the prospectus liability and antifraud provisions of the federal securities laws.  Once the Company’s Registration Statement is declared effective, the Company will disclose material changes in information in a prospectus supplement and fundamental changes in information in a post-effective amendment. A fundamental change is a higher standard than a material change and occurs when major and substantial changes are made to information contained in the Registration Statement.  We respectfully refer the Staff to the following sentence in the preceding paragraph which, we believe, addresses the Staff’s comments: “The prospectus supplement may also add, update or change information contained in this prospectus.”  The Company will update the Prospectus through use of a prospectus supplement with respect to any material changes in information.

Prospectus Summary

1.                                       In the “overview” subsection, and throughout the prospectus, please provide portfolio information that is more current than December 31, 2010.

Response:  The Company has revised the disclosure accordingly.

2.                                       The “overview” subsection states that “we [a term that, together with “Main Street,” includes both “MSCC,” the “Funds,” and the “Taxable Subsidiaries”] are a principal investment firm” primarily focused on providing customized debt and equity financing to lower middle-market (‘LMM’) companies, which we define as companies with annual revenues between $10 and $100 million.”  Within this group, the “Funds,” as licensed SBICs, provide capital to entities with a tangible net worth not exceeding $18 million and an average annual net income after federal income taxes not exceeding $6 million for the two most recent fiscal years.  (As licensed SBICs, the Funds must also invest 20% of assets in entities with a tangible net worth not exceeding $6 million and an average annual net income after federal income taxes not exceeding $2 million for the two most recent fiscal years.)  The disclosure indicates that MSCC will “opportunistically pursue investments in privately placed debt securities…in companies that are generally larger in size than the LMM companies.”  In addition, “MSCC has direct or indirect subsidiaries that have elected to be taxable entities (the ‘Taxable Subsidiaries’).”  Please address, where appropriate, the following issues:

a)                                      How will the proceeds of the offering be allocated among the members of the Main Street group?

Response:  At this time, the Company expects that all or substantially all of any offering proceeds will be used by the Company to make investments and for the other purposes described under the caption entitled “Use of Proceeds” in the Prospectus.

b)                                     How are the 44 current investments of Main Street allocated among the members of the group?

Response:  Since the Company’s initial public offering in October 2007, the Company, Main Street Mezzanine Fund, LP (“SBIC I”) and Main Street Capital II, LP (“SBIC II” and together with SBIC I, the “Funds”) have co-invested in substantially every investment.  The Company and the Funds share the same investment strategies and criteria in the lower middle market, although they are subject to different regulatory regimes.

c)                                      How does MSCC operate?  Is it both a holding company and an operating company?

Response:  As is the case with many investment companies that have elected to be regulated as business development companies under the Investment Company Act of 1940 (the “1940 Act”), the Company makes investments directly as well as indirectly through the Funds and its Taxable Subsidiaries (as such term is defined in the Prospectus).

d)                                     Are there differences in the operations of the two Funds?

Response:  There are no differences in the operations of the Funds.

e)                                      Are the Taxable Subsidiaries operating companies or investment companies?  What is their purpose?

Response:  The Taxable Subsidiaries are entities that are excepted from the definition of “investment company” contained in Section 3(a) of the 1940 Act pursuant to Section 3(c)(7) thereof.  The primary purpose of these entities is to hold certain investments that generate “non-qualified” income to the Company for tax purposes. Specifically, the Company must, among other things, derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or other securities, net income from certain qualified publicly traded partnerships, or other income derived with respect to its business of investing in such stock or securities (such forms of gross income are referred to herein as “Qualified Tax Income” and all other forms of gross income are referred to herein as “Non-Qualified Tax Income”) in order to qualify as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code (the “Code”).  If the Company were to own an equity interest in a limited partnership, limited liability company or other entity that is treated as a pass-through entity for federal income tax purposes, then the income generated from that pass-through tax entity’s business activities (e.g., income from the sale of goods and services) would be attributed to the Company for tax purposes in proportion to its equity interest therein and, as a result, generate Non-Qualified Tax Income for the Company, which could cause the Company to incur federal income tax on all of its taxable income.  By interposing a taxable entity (i.e., the Taxable Subsidiaries) between the Company and any equity investment in a pass-through tax entity, the Company effectively “blocks” the receipt of Non-Qualified Tax Income therefrom.  The utilization of the Taxable Subsidiaries as tax “blocker” entities in such a manner is common among business development companies and is a lawful method of tax planning under the Code, particularly given the fact that the Taxable Subsidiaries are taxed at corporate tax rates based on the income derived therefrom.

f)                                        What kinds of investments are referred to by the phrase: “direct or secondary private placements of interest bearing debt securities”?

Response:  This phrase refers to the Company’s investments in debt securities of companies that are generally larger in size than the lower middle market companies that are a part of the Company’s lower middle-market investment strategy.  These investments may be made through the privately negotiated purchase of the investment directly from the portfolio company or the privately negotiated secondary purchase of the investment from other investors seeking to sell their investments in the portfolio company.

g)                                     What kinds of investments are referred to by the terms “equity financing,” “equity investments,” and “equity participations”?

Response:  These terms have the meaning ascribed to them in everyday parlance.  In this regard, the term “equity financing” means the act of raising money for a company’s business activities by selling equity investments (e.g., common stock, preferred stock, partnership interests, limited liability company interests, etc…) in the company to individual or institutional investors.  The term “equity investments” means the investment in an ownership interest of a company and the term “equity participations” means the right to participate in the ownership of a company, which would include equity warrants received in connection with a debt financing.

h)                                     What kinds of investments are referred to by the phrase: “investments that generate ‘pass through’ income for tax purposes”?

Response:  This phrase refers to equity investments in entities that are treated as pass-through entities for federal income tax purposes.  Examples of such entities include partnerships and limited liability companies that have elected to be treated as partnerships for tax purposes.  Pass-through entities do not pay income taxes at the entity level, but instead the income generated by the entity is allocated among the equity owners of the entity, and income taxes are only levied on such equity owners. See also the response to comment 2(e) above.

i)                                         Will Main Street be partially dependent on the Taxable Subsidiaries for cash distributions to meet its RIC distribution requirements?

Response:  No, because any income generated by the Taxable Subsidiaries that is not distributed to the Company will be taxed at the subsidiary level and will not be considered to be income of the Company for purposes of the requirement that the

Company distribute at least 90% of its investment company taxable income to its stockholders for each taxable year in order for it to qualify as a RIC.

3.                                       The disclosure, on page 76, mentions “several Main Street predecessor funds and entities, which are now subsidiaries of ours.”  Please identify the “predecessor funds and entities” referred to by this statement.  Clarify the Main Street structure with respect to them.

Response:  The term “predecessor funds and entities” refers to certain of the Company’s subsidiaries, including the Funds and the general partners of, and the investment manager to, the Funds.  As described in the Prospectus, each of these entities is directly or indirectly wholly owned by the Company except for SBIC II, which as of March 31, 2011 had an approximately 12% in the total dollar value of limited partnership interests not owned by the Company.  The Company has revised the disclosure in Amendment No. 1 to clarify the meaning of this term.

Business Strategies, page 3

Please summarize the information in this subsection and the following “Investment Criteria” subsection.  The information presented is too detailed for a synopsis.

Response:  The Company has complied with this comment.

The Offering, page 6

1.                                      This subsection states that, at its June 15, 2011 shareholders meeting, MSCC will be seeking approval of a proposal to allow it to issue common stock at a price below net asset value per share for a period of one year.  This proposal, apparently, will not specify a maximum discount below net asset value at which Main Street will not be able to issue common stock.  Accordingly, where appropriate, please add disclosure that once the cumulative dilution to NAV from multiple offerings off the current registration statement exceeds 15%, MSCC must file a new post-effective amendment to the registration statement that must be accelerated by the staff.

Response:  The Company has not complied with this comment because it understands that the Staff no longer requires the same for other business development companies that have obtained such approval under similar circumstances.

2.                                      Please make the “risk factors” bullets, currently in this subsection, a separate subsection immediately following the “Business Strategies” subsection.

Response:  The Company has complied with this comment.

Fees and Expenses, page 11

1.                                      Please use the fee table line items that are required by Item 3 of Form N-2.  Please present, as the “Management Fees” line item, all amounts paid or payable to the Investment Manager by MSCC and MSC II for the period.  Such amounts should not be netted against unrealized appreciation recorded by MSCC in the value of the Investment Manager.  However, the amounts received or receivable by the Investment Manager from MSC II should not be netted against the amortization for the period of the intangible asset on the books of the Investment Manager represented by the value of the advisory agreement with MSC II.  We note that the subsection “Organization,” on page 1, states that “we incur the net operating costs associated with employing investment and portfolio management professionals through the Investment Manager.”  Please define the term “net operating costs.”

Response:  The Company uses the line items required by Item 3 of Form N-2 that are applicable to it.  Because the Investment Manager (as such term is defined in the Prospectus), which employs all of the executive officers and other employees of the Company, is wholly owned by the Company, the Company does not pay any external investment advisory fees, but instead the Company incurs the operating costs associated with employing investment and portfolio management professionals through the Investment Manager.  As a result, the Company, like all other internally managed business development companies, does not include the line item entitled “Management Fees” in the “Fees and Expenses” table in the Prospectus, but instead includes all expenses relating to employing investment and portfolio management professionals through the Investment Manager in the line item entitled “Operating Expenses” in the “Fees and Expenses” table.  The operating costs used in the “Fees and Expenses” table are not netted against unrealized appreciation recorded by the Company in the value of the Investment Manager.  Any unrealized appreciation or depreciation associated with the value of the Investment Manager is reflected in “Net change in unrealized appreciation (depreciation)” of the consolidated statement of operations.  Also, the amounts received or receivable by the Investment Manager from SBIC II are not netted against the amortization for the period of the intangible assets on the books of the Investment Manager represented by the value of the Advisory Agreement with SBIC II.  The management fee income reflected on the separate books of the Investment Manager is eliminated by the equal expense on the SBIC II books as both are reflected in the same line item of the consolidated statement of operations, “Expenses reimbursed to affiliated Investment Manager.”

To avoid any confusion, please be advised that the Company has deleted the word “net” in the term “net operating costs” throughout Amendment No. 1.

2.                                      Please provide us with complete financial statements for the Investment Manager.  The financial statements of the Investment Manager should be for the same periods as Main Street’s and be prepared in accordance with GAAP (including all necessary notes to the financial statements).  If audited financial statements are not available, unaudited financial statements may be provided.

Response:  As previously discussed with, and agreed upon by, the Staff, the Company has been including separate stand-alone summarized financial statements of the Investment Manager in its SEC filings, including the Registration Statement.  See pages F-41 and F-42 of Amendment No. 1.  Also, please note that such financial statements are for the same periods as the financial statements of the Company that are included in Amendment No. 1.

3.                                      Please explain, where appropriate, the methods and assumptions used to value the Investment Manager as a portfolio investment of MSCC.  Disclose MSCC’s rationale for carrying the Investment Manager as portfolio investment at fair value rather than as a consolidated subsidiary for financial reporting purposes.  Does the valuation of the Investment Manager exclude revenues and expenses from all related parties (including MSCC) and does it include gross receipts from any unaffiliated entities.

Response:  The Investment Manager is accounted for as a portfolio investment since it is not an investment company and since it conducts a significant portion of its investment management activities for parties outside of the Company and its consolidated subsidiaries.  The Investment Manager receives management, consulting and advisory fees for providing such services to third parties, and collectively with the SBIC II management fees attributable to the remaining noncontrolling interest in SBIC II, the “External Services.”  The portfolio investment in the Investment Manager is accounted for using fair value accounting.  The valuation for the Investment Manager is based on the total estimated present value of the net cash flows received for the External Services, over the estimated dollar averaged life of the related investment management, advisory or consulting contract.  The net cash flows utilized in the valuation of the Investment Manager exclude any revenues and expenses from the Company and its subsidiaries, but include the revenues attributable to External Services, and are reduced by an estimated allocation of costs related to providing such External Services.  See Note D to the unaudited consolidated financial statements in Amendment No. 1 for a more detailed discussion.

Finally, please be advised that the Company has consulted with the Staff in connection with the treatment of the Investment Manager as a portfolio investment on two separate occasions, including in connection with the Company’s initial public offering and, more recently, in 2009.  On both occasions, the Staff agreed that the Company should treat the Investment Manager as a portfolio investment.

4.                                      Are all of the salaries, noncash compensation, and benefits paid or payable to the officers and investment and portfolio management staff of Main Street paid by the Investment Manager?  Are there are other sources of compensation to the officers and investment and portfolio management staff?  If so, please disclose them and include them in the fee table.

Response:  All long term incentive share-based compensation paid to the officers, portfolio management and administrative staff of the Company is paid by the Company.  All other compensation paid to these individuals is paid by the Investment Manager.  All such compensation, whether paid by the Company or the Investment Manager, is included in the line item entitled “Operating Expenses” in the “Fees and Expenses” table.

5.                                      The disclosure, on page 27 (“Our marketable securities and idle funds investments…”), indicates that Main Street may invest “idle funds” in “diversified bond funds” and the “Consolidated Schedule of Investments” for 2009, on F-20, appears to indicate that Main Street, in the past, had investments in such diversified bond funds.  Should the fee table show a line item for “Acquired fund fees and expenses”?

Response: Although the Company has made minor investments in “Acquired Funds” (as such term is defined in the SEC’s Form N-2), the Company confirms that such investments fall within the exception to the “Acquired Company Fees and Expenses” disclosure set forth in Form N-2, which states that “ [i]n the event the fees and expenses incurred indirectly by the Registrant as a result of investment in shares of one or more Acquired Funds do not exceed 0.01 percent (one basis point) of average net assets of the Registrant, the Registrant may include these fees and expenses under the subcaption “Other Expenses” in lieu of this disclosure requirement.”  As a result, the Company has included the fees and expenses incurred indirectly by the Company as a result of its investments in “Acquired Funds” in the line item entitled “Other Expenses” in the “Fees and Expenses” table.

6.                                       Please explain to us the assumptions that are used to estimate the expenses shown in the fee table and example.  In particular, please explain the assumptions used to estimate the Fund’s “interest payments on borrowed funds.”

Response:  The estimated expenses the Company reports in the “Fees and Expenses” table are generally based on historical expenses that are then adjusted upwards for what the Company projects it will incur over the next twelve months.  Specifically, “interest payments on borrowed funds” are based on current debt levels and are then adjusted for projected increases in debt levels over the next twelve months.  To the extent that projected expenses for the next twelve months are lower than the most recent historical expense figures, the Company will utilize the historical expenses figures for purposes of the “Fees and Expenses” table.

Our investment portfolio is and will continue to be recorded at fair value, page13

The disclosure throughout the prospectus is confusing with respect to the extent to which Main Street uses an independent valuation firm to fair value its securities.  In the following instances, the disclosure appears to be inconsistent.

i)               The disclosure, on page 13, states that “we value these securities quarterly at fair value based on inputs from management, a third party independent valuation firm and our audit committee.”

ii)           bullet, on page 66, however appears to indicate that the use of any independent valuation firm is limited: “An independent valuation firm engaged by the Board of Directors will perform certain mutually agreed limited procedures that we have identified and asked them to perform on a selection of our final LMM portfolio company valuation conclusions.”

iii)       The disclosure, on page 66, further states that “the nationally recognized independent advisor is generally consulted relative to each LMM portfolio investment at least once in every calendar year, and for new LMM portfolio companies, at least once in the twelve-month period subsequent to the initial investment…Main Street may determine that it is not cost-effective…to consult with the nationally recognized independent advisor on one or more LMM portfolio companies.”

a)                                    Please clarify the disclosure with respect to how, and how often, Main Street uses an independent valuation firm with respect to a portfolio investment.

Response:  The Company has revised the disclosure accordingly.

b)                                    We note that Main Street had investments in only 44 portfolio companies at the end of 2010.  Why was an independent valuation firm consulted on only 33 of them?

Response:  The independent valuation firm consulted by the Company analyzed and provided observations and recommendations on the Company’s determinations of the fair value of a total of 34 portfolio companies, including 33 lower middle market portfolio companies and the Investment Manager, for the year ended December 31, 2010.  The independent valuation firm was not consulted regarding the Company’s determination of fair value of 10 lower middle market portfolio companies for the year ended December 31, 2010 either because the investments in such portfolio companies were newly originated without any material changes to the initial invested value or the Company determined that it was not cost-effective for the independent valuation firm to be consulted regarding the Company’s valuation of such investments.  As part of the Company’s valuation policy and procedures, the Company’s determinations of fair value for new portfolio companies are analyzed by the independent valuation firm at least once in the twelve-month period subsequent to the initial investment.  As a result, there will generally be a 9 to 12 month lag time between the date of a new investment and the date that the independent valuation firm is first consulted with respect to the investment.  Also, in certain instances, the Company may determine that it is not cost-effective, and as a result is not in the stockholders’ best interest, to consult with its independent valuation firm on one or more lower middle market portfolio companies.  Such instances include, but are not limited to, situations where the fair value of the Company’s investment in a lower middle market portfolio company is determined by the Company to be insignificant relative to the total investment portfolio.

c)                                     Does the board use an independent valuation firm to assist it with the valuation of every security that would be classified as a “Level 3” asset under FASB Accounting Standards Codification Topic 820 (“Topic 820”).

Response:  The Company has engaged an independent valuation firm to analyze and provide observations and recommendations on the Company’s quarterly valuations of certain of the Company’s portfolio company investments on a rotational basis (as discussed above).  On a quarterly basis, the independent valuation firm issues a briefing document conveying its observations and recommendations regarding reviewed investments to management which is also provided to the Company’s board of directors in determining the value of the Company’s portfolio.  Generally, the independent valuation firm is consulted regarding all Level 3 securities unless the Company determines that it is not cost-effective, and as a result is not in the stockholders’ best interest, to consult with independent valuation firm on one or more lower middle market portfolio companies.  Such instances include, but are not limited to, situations where the fair value of the Company’s investment in a lower middle market portfolio company is determined by the Company to be insignificant relative to the total investment portfolio.

d)                                    Please identify the independent valuation firm that Main Street uses.

Response:  The independent valuation firm that the Company consults is Deloitte Financial Advisory Services LLP.

e)                                     Please inform us whether the board approves the valuation methodology of any independent valuation firm that it uses and whether the board also reviews regularly the accuracy of the methodology.  See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

Response:  As discussed in response to Comment 6(c) above, the Company engages an independent valuation firm to analyze and provide observations and recommendations on the Company’s quarterly valuation of certain of the Company’s portfolio company investments on a rotational basis.  On a quarterly basis, the independent valuation firm issues a briefing document conveying its observations and recommendations regarding reviewed investments to management which is also provided to the Company’s board of directors in determining the value of the Company’s portfolio.  The Company’s board of directors regularly reviews and approves the Company’s valuation methodology.

f)                                        The disclosure refers to both an “independent valuation firm” and a “nationally recognized independent advisor.”  Are these the same entity?  If so, please conform the disclosure.

Response:  These references are to just one entity.  The Company has conformed the disclosure relating thereto in Amendment No. 1.

Regulations governing our operation as a BDC will affect our ability to, and the way in which, we raise additional capital, page 16

The disclosure states that Main Street “may issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as senior securities.”  Please disclose whether Main Street intends to issue additional debt securities, or increase its borrowing, or issue preferred shares within a year from the effective date of the registration statement.  If so, please include the estimated expenses and costs of the leveraging in the fee table.

Response:   We respectfully refer the Staff to the “Fees and Expenses” table where the Company has included the expense associated with its projected use of leverage.

We may not be able to pay you dividends, our dividends may not grow over time, and a portion of dividends paid to you may be a return of capital, page 19

1.                                      The disclosure states that “we intend to pay monthly dividends to our stockholders out of assets legally available for distribution.”  Please revise the disclosure to reflect the following information.

a)                                    Please clarify the distinction between distributions and dividends.  Unless a distribution is paid out of earnings and profits, it is not a “dividend.”

Response:  The Company has revised the disclosure accordingly.

b)                                    If distributions may be paid out of “assets legally available,” but in excess of available earnings and profits, please revise the risk disclosure to further clarify that the resulting return of an investor’s capital will be net of the sales load and the offering and organization expenses.

Response:  The Company has revised the disclosure accordingly.

c)                                     Please also add that, although not currently taxable, such distributions will have the effect of lowering the shareholder’s basis in the shares, which will result in higher tax liability when the shares are sold, even if they have not increased in value or have lost value.

Response:  The Company has revised the disclosure accordingly.

d)                                    Please disclose the fact that Main Street may pay distributions out of paid-in capital in the “Dividends” subsection on page 6.

Response:  The Company has revised the disclosure accordingly.

2.                                      Please furnish us with a representation that Main Street will disclose estimates of the tax characteristics of its monthly distributions in its semi-annual reports, even though its tax numbers cannot be finalized until its fiscal year-end.  Estimates of the tax characterizations of Main Street’s distributions in its semi-annual reports will alert shareholders to potential year-end tax consequences.

Response:  Please be advised that the Company discloses the tax characteristics of its distributions for completed tax years in the section entitled “Price Range of Common Stock and Distributions” in the Prospectus and in the notes to its financial statements included in the Prospectus.  As discussed therein, a significant component of the Company’s prior year distributions have come from the recognition of long-term capital gains on its investments.  Because of the difficulty inherent in forecasting the recognition of long-term capital gains on its investments, the Company would not likely include a forecast relating thereto in the estimates of the tax characteristics of its monthly distributions that the Staff has requested for the Company to include in the periodic reports it files with the SEC.  Given the fact that a significant component of the Company’s prior year distributions have come from the recognition of long-term capital gains, the difficultly of forecasting the recognition of the same and the likelihood that the Company would not likely include a forecast regarding the same in the estimates of the tax characteristics of its monthly distributions that the Staff has requested that the Company include in the periodic reports it files with the SEC, the Company believes it would be misleading to investors for it to provide estimates of the tax characteristics of its monthly distributions under such circumstances.

Moreover, although the SEC has a policy of providing issuers with the option of including good faith estimates and forward-looking statements in their SEC reports (see, e.g., Item 10(b) of Regulation S-K), the Company is not aware of any SEC rules or regulations that require issuers to do so; mostly likely because of the potential liability for issuers relating thereto.  The issue with respect to this potential liability is particularly important for business development companies given the fact that they are not entitled to rely on the safe harbor for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) in connection with estimates and forward-looking statements included in their Exchange Act reports (i.e., Form 10-K, Form 10-Q or Form 8-K).

3.                                      Please inform us whether Main Street intends to report a distribution yield.  If Main Street intends to report a distribution yield at any point prior to finalizing its tax figures, it should disclose the components of the distribution yield.  In addition, any reports containing distribution yields should be accompanied by the SEC total return and/or yield and Main Street should also disclose that the distribution yield does not represent its performance.

Response:  The Company has in the past, and will likely continue in the future, to disclose its distribution yield.

With respect to accompanying the distribution yield disclosure with estimates of the tax components thereof, the Company refers the Staff to its response set forth immediately above relating thereto.  Also, the Company will accompany such disclosure with a statement that the current distribution yield does not guarantee the Company’s ability to generate such yields in future periods.

Finally, the Company notes that the SEC total return and/or current yield calculations only apply to open-end management investment companies or money market funds.  See Form N-1A and Rule 482 under the Securities Act of 1933.  As a result, the Company does not accompany the disclosure of its current distribution yield with the SEC total return and/or current yield calculations.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income, page 20

1.                                      The disclosure states that “for federal income tax purposes, we will include in income certain amounts that we have not yet received in cash, such as original issue discount, which may arise if we receive warrants in connection with the origination of a loan or possibly in other circumstances, or contractual payment-in-kind, or PIK, interest, which represents contractual interest added to the loan balance and due at the end of the loan term.”  Since original issue discount (“OID”) is income for financial statement, as well as tax, purposes, please delete the phrase: “for federal income tax purposes.”

Response:  The Company has revised the disclosure accordingly.

2.                                      The disclosure indicates how much of Main Street’s 2010 investment income was attributable to PIK interest.  Please also disclose how much of the investment income for the period was OID attributable to warrants.

Response:  The Company has revised the disclosure accordingly.

3.                                      Please disclose whether Main Street has purchased loans with market discount.  Market discount gives rise to unrealized capital appreciation, which presents some of the same risks as the OID created by PIK loans and certain warrants issued with loans.

Response:  The Company has purchased loans in the secondary market at a discount to the par value thereof.  For 2010, the amount of income from the amortization of market discount accounted for less than 1% of its investment income.

4.                                      Please expand the risk disclosure to include the following risks created by investing in OID and market discount instruments.

a)                                    The higher interest rates of OID instruments reflect the payment deferral and credit risk associated with these instruments.

b)                                    OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

c)                                     OID instruments generally represent a significantly higher credit risk than coupon loans.

d)                                    OID income received by Main Street may create uncertainty about the source of Main Street’s cash distributions.  For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds.  Thus, although a distribution of OID or market discount interest comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

e)                                     In the case of payment-in-kind debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate.  In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

f)                                        OID and market discount instruments create the risk of non-refundable cash payments to the advisor based on non-cash accruals that ultimately may not be realized.

Response:  The Company has revised the risk factor entitled, “We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income” to include the following sentence to address the risks associated with investments in OID/ market discount instruments: “Loans structured with these features may represent a higher level of credit risk than loans the interest on which must be paid in cash at regular intervals.”  This sentence addresses the points the Staff raised in paragraphs (a) and (c) above.

The risks set forth in paragraphs (e) and (f) above are inapplicable to the Company because the Company is an internally managed business development company and, as such, does not have an external investment adviser to which it pays a base management fee or incentive fee.

With respect to the risk set forth in paragraph (b), the Company believes that the disclosure throughout the registration statement regarding the Company’s valuation process (See “Business — Determination of Net Asset Value and Portfolio Valuation Process”) and the risk factor entitled, “Our investment portfolio is and will continue to be recorded at fair value, with our Board of Directors having final responsibility for overseeing, reviewing and approving, in good faith, our estimate of fair value and, as a result, there is and will continue to be uncertainty as to the value of our portfolio investments” adequately addresses this risk.  The value of all of the Company’s investments is determined on a quarterly basis pursuant to a valuation policy in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, and a valuation process approved by the Company’s board of directors in accordance with the 1940 Act.

With respect to paragraph (d), the Company believes this risk is addressed by the risk factor entitled, “We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.”  This risk factor informs investors that the Company may recognize income before or without receiving cash representing such income and, as a result, may have difficulty meeting the annual distribution requirement necessary to maintain RIC tax treatment under the Code. The recognition of taxable income is further discussed in “Material U.S. Federal Income Tax Considerations — Taxation as a Regulated Investment Company.”

We may in the future choose to pay dividends in our own stock, in which case you may be required to pay tax in excess of the cash you receive, page 20

If Main Street intends to avail itself of the IRS revenue procedure with respect to its 2011 distributions, please disclose this information in this subsection and in the “Dividends” subsection on page 6.

Response:  The Company currently has no intention of availing itself to the above-referenced IRS revenue procedure.

Stockholders may incur dilution if we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share, page 21

Main Street is currently permitted to sell shares below NAV with no limit on the amount of discount and will be requesting approval of a similar proposal at the June shareholders meeting.  Given the breadth of this proposal, we suggest that it would be more informative for current shareholders if the dilution table for existing nonparticipating shareholders that is on page 97 were substituted for the one in this subsection.  At a minimum, please provide a citation to the more detailed dilution information presented in the “Sales of Common Stock below Net Asset Value” section, which begins on page 95.

Response:  The Company has included a cross-reference in this risk factor to the more detailed dilution table contained elsewhere in Amendment No. 1.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer, page 25

Please delete the phrase: “although we seek to maintain a diversified portfolio in accordance with our business strategies.”  It undercuts the risk disclosure and is inconsistent with the fact that the Main Street is classified as “non-diversified.”

Response:  The Company has revised the disclosure accordingly.

We may be unable to invest a significant portion of the net proceeds from an offering or from exiting an investment or other capital on acceptable terms, which could harm our financial condition and operating results, page 28

Please explain to us how long it will take Main Street to invest substantially all of the proceeds of the offering.  If the Fund expects a lengthy delay, please disclose the reasons for, and the consequences of, such a delay.  Please confirm that Main Street expects that it will comply with the provisions of “Guide 1” to Form N-2, as they apply to BDCs.  Guide 1 provides that, under Section 58 of the 1940 Act, a BDC must obtain approval of its stockholders if more than half of the BDC’s assets are not invested in securities consistent with its business purpose, under Sections 2(a)(48) and 55(a)(1)-(3) of the 1940 Act, within the earlier of (i) two years after completion or termination of sales of its securities or (ii) two and one-half years after commencement of its initial public offering.

Response:  Given the nature of the Registration Statement (i.e., a shelf registration that permits the delayed offering of shares of the Company’s common stock from time to time for a period of  up to a three years), the Company is not currently able to respond to the first two informational requests in this comment.

In addition, the Company confirms that it will comply with Guide 1 to Form N-2 in connection with each “takedown off” the Registration Statement.

The market price of our common stock may be volatile and fluctuate significantly, page 28

The disclosure refers to Main Street’s possible “inability to obtain any exemptive relief that may be required by us in the future from the SEC.”  Apart from the application for exemptive relief mentioned on page 1, has Main Street filed, or does it intend to file, any other applications for exemptive relief?

Response:  The Company currently has three pending exemptive applications filed with the Staff.  The Company filed exemptive applications with the SEC on February 15, 2011 and December 30, 2010 relating to the Company’s potential sub-advisory relationship with Business Development Corporation of America, an entity that has elected to be regulated as a business development company under the 1940 Act.  In addition, the Company filed an exemptive application with the SEC on June 23, 2010 (which was amended on December 7, 2010) relating to its ability to purchase the limited partnership interests in SBIC II that it does not already own from certain of its affiliates.  All of these exemptive applications are publicly available on the SEC’s EDGAR website.

Finally, the Company currently has no intention of seeking any other exemptive relief from the SEC.

Cautionary Statement Concerning Forward Looking Statements, page 30

The disclosure states: “We assume no obligation to update any forward-looking statements except as required by law.”  Please clarify, however, that Main Street has a continuing obligation to update the prospectus to reflect material changes when it files post-effective amendments, including when it offers shares pursuant to its shelf registration.

Response:  The Company has revised the disclosure accordingly.  Please see our response to comment 6 above.

Capital Resources, page 52

Please provide us with copies of all agreements entered into by Main Street in connection with the “Credit Facility.”

Response:  Please be advised that all such agreements have been filed as Exhibits (k)(3) through (k)(7) to the Registration Statement.

Off-Balance Sheet Arrangements, page 55

Please explain the meaning of the statement that Main Street “may be a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of our portfolio companies.”

Response:  The explanation with respect to what is meant by the statement that the Company “may be a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of our portfolio companies” is described in the immediately following two sentences in the Prospectus.  The Company respectfully refers the Staff to the following two sentences: “These instruments include commitments to extend credit and involve, to varying degrees, elements of liquidity and credit risk in excess of the amount recognized in the balance sheet.  At March 31, 2011, the Company had seven outstanding commitments to fund unused revolving loans for up to $20.0 million in total.”  In the ordinary course of its business the Company may commit to extend revolving or other credit that is not currently funded.  If unfunded, the credit will not appear on its balance sheet.

Contractual Obligations, page 55

1.                                      Please furnish us with a copy of the investment advisory agreement under which Main Street Mezzanine Fund, LP (“MSMF” or the “Investment Manager”) provides services to Main Street Capital II, LP (“MSC II”).  Are the Funds registered investment companies?  If so, is this agreement subject to, and compliant with, the requirements of Section 15 of the 1940 Act?

Response:  The requested investment advisory agreement has been filed as Exhibit (g)(1) to the Registration Statement.  SBIC I relies on the exception contained in Section 3(c)(7) of the 1940 Act from the definition of “investment company” set forth in Section 3(a) of the 1940 Act and SBIC II relies on the exception contained in Section 3(c)(1) of the 1940 Act from the definition of “investment company” set forth in Section 3(a) of the 1940 Act.  As a result, neither entity is, nor are either of them required to be, registered as investment companies or regulated as business development companies under the 1940 Act.

2.                                      Is the Investment Manager a registered investment adviser?  If not, please state the authority that exempts the Investment Manager from registration (e.g., Section 203(b)(3) of the Investment Advisers Act of 1940.  If the Investment Manager is not currently registered, will it be required to register by July 21, 2011, under “The Dodd-Frank Wall Street Reform and Consumer Protection Act,” Pub.L. 111-203, Section 403 (July 21, 2010)?  If the Investment Manager is registered, how will MSCC not be in violation of Section 12(d)(3) of the 1940 Act?

Response:  The Investment Manager is not registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”).  With respect to investment advisory services it performs for parties other than the Company and its wholly owned subsidiaries, the Investment Manager currently relies on the exception contained in Section 203(b)(3) of the Advisers Act (i.e., it is has fewer than 15 clients) from the requirement that it be registered as an investment adviser thereunder.  Given that the Investment Manager is wholly owned by the Company (i.e., it effectively is a part of the Company), we believe that the Investment Manager’s activities relating thereto do not fall within the definition of “investment adviser” contained in Section 202(a)(11) of the Advisers Act, with respect to the investment advisory services it performs for the Company, because it is not “engage[d] in the business of advising others” (emphasis added) in connection therewith (i.e., it is effectively advising itself).

Although the Investment Manager is still examining the impact of Section 403 of The Dodd-Frank Wall Street Reform and Consumer Protection Act on it, the Investment Manager may be required to register as an investment adviser under the Advisers Act as a result of the changes necessitated thereby.  In light of the foregoing and for other reasons, the Company and the Investment Manager have filed an exemptive application with the Staff seeking relief from the prohibitions of Section 12(d)(3) of the 1940 Act in order to allow the Investment Manager to register as an investment adviser under the Advisers Act.  See the response to the comment on page 17 for a list of the three exemptive applications the Company currently has pending with the SEC.

3.                                      MSCC has entered into a “support services agreement” with the Investment Manager.  Under this agreement the Investment Manager is “reimbursed for its excess cash expenses associated with providing investment management and other services to MSCC and its subsidiaries, as well as MSC II and third parties.”  Please provide us with a copy of the support services agreement.  Is this agreement subject to, and compliant with, the requirements of Section 15 of the 1940 Act?  If so, please explain to us how it complies with the requirement of Section 15(a)(1) that an advisory agreement “precisely describes all compensation to be paid”?  Please clarify whether any of the “third parties” referred to are portfolio companies of MSCC?

Response:  The Company has filed the support services agreement with the Investment Manager as Exhibit (k)(8) to the Registration Statement.  The support services agreement is not subject to Section 15 of the 1940 Act because the Investment Manager does not act as an “investment adviser” to the Company thereunder within the meaning of Section 2(a)(20) of the 1940 Act.

In this regard, Section 2(a)(20) of the 1940 Act defines an “investment adviser” of an investment company as “any person (other than a bona fide officer, director, trustee, member of an advisory board, or employee of such company) who pursuant to a contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property . . . but does not include (i) a company furnishing such services at cost to one or more investment companies . . . .”  Because the Investment Manager is wholly owned by the Company (i.e., it effectively is a part of the Company) and the Company has no employees other than those employees of the Investment Manager and vice versa, the investment advice provided by the Investment Manager to the Company is in essence provided by the “bona fide officer[s]  . . . or employee[s] of” the Company.

Moreover, because the support services agreement is solely a cost-based agreement (i.e., the Company reimburses the Investment Manager for its excess cash expenses associated with providing investment management and other services to the Company and its subsidiaries, as well as SBIC II and third parties), it is “furnishing such services [under the support services agreement] at cost to” the Company.

As a result, the Investment Manager is not acting as an “investment adviser” (as such term is defined in Section 2(a)(20) of the 1940 Act) to the Company in connection with the support services agreement and, as a result, the support services agreement is not subject to Section 15 of the 1940 Act.

4.                                       Please disclose any other arrangements whereby the Investment Manager furnishes services to MSCC, MSMF, MSC II, and/or the Taxable Subsidiaries.

Response:  Please be advised that there are no other arrangements whereby the Investment Manager furnishes services to the Company, the Funds and/or the Taxable Subsidiaries.

Direct Equity Investments, page 61

Please explain the nature of the investments referred to by the term: “direct equity investments in connection with debt investments.”

Response:  In connection with making a debt investment in a portfolio company, the Company may also determine to make an equity investment (e.g., common stock, limited liability company interest or preferred stock) directly in such portfolio company.  The term “direct equity investments in connection with debt investments” is intended to describe the foregoing.

Annual Cash Bonuses, page 89

We note that the compensation of the “named executive officers” or “NEOs,” including cash bonuses, increased substantially for 2010.  The disclosure states that “bonus opportunities for the NEOs are determined by the Compensation Committee on a discretionary basis and are based on performance criteria, including corporate and individual performance goals and measures, set by the Committee with the Chief Executive Officer’s input.”  Are these performance goals and measures set in advance and are they written?  Please provide us with samples of the specific goals and measures that were used in determining the NEOs compensation.  The disclosure, on page 88, refers to: “reasonable relative overall portfolio performance.”  What does this term mean and how is it measured?  Is it not a conflict of interest for the CEO to have “input” in determining his own performance criteria?

Response:  The Compensation Committee and CEO verbally discuss individual goals along with corporate goals from the Company’s annual budget in advance with each NEO.  As set forth on page 89 of the Prospectus, the performance goals used for determining the cash bonuses for NEOs included, among other things: (i) maintaining appropriate dividend payouts to stockholders; (ii) maintaining liquidity and capital flexibility to accomplish the Company’s business objectives, including the preservation of investor capital; (iii) maintaining reasonable relative overall portfolio performance; (iv) maintaining the highest ethical standards, internal controls and adherence to regulatory requirements; and (v) appropriate development of personnel.

The term “reasonable relative overall portfolio performance” pertains to the credit quality and returns of the Company’s investment portfolio and is measured against the credit quality and returns of the Company’s investment portfolio in prior years and the credit quality and returns of the investment portfolio of the Company’s peers.

The CEO does not have any input with respect to the determination of his own performance criteria.  The disclosure regarding the CEO’s performance criteria has been revised accordingly.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

The audit opinion refers to the “consolidated financial highlights for each of the three years in the period ended December 31, 2010”.  Note H to the Financial Statements contains complete financial highlights for only two years.  Why are the financial highlights not presented for the past five years?

Response:  The Company has historically presented the per share operating performance for the periods presented for its consolidated balance sheets (2 years) so that the reader of its financial statements may understand the drivers behind the change in the Company’s net asset value per share.  In addition, the Company has presented the ratios and supplemental data for the periods presented in its consolidated statements of operations (3 years) so that the reader of its financial statements could compare the ratios presented with the dollars reported in its consolidated statements of operations, consistent with other business development companies.

Notwithstanding such historical presentation, the Company will present the financial highlights for the last five years in the notes to its financial statements for the fiscal year ending December 31, 2011.

Consolidated Balance Sheets, page F-3

Why are the SBIC debentures valued at an amount less than par at December 31, 2010?

Response:  The Company elected the fair value option under ASC 825, Financial Instruments (“ASC 825”) for the small business investment company (“SBIC”) debentures (the “Acquired Debentures”) acquired by the Company in connection with the Exchange Offer (as such term is defined in the Prospectus).  The fair value option was elected for the Acquired Debentures as part of the acquisition accounting related to the Exchange Offer.  In order to provide for a more consistent basis of presentation, the Company has elected and currently intends to continue to elect the fair value option for individual SBIC debentures issued by SBIC II subsequent to the Exchange Offer.  As of December 31, 2010, the recorded value of the SBIC debentures was $155.6 million, which consisted of (i) $70.6 million recorded at fair value, or $24.4 million less than the $95.0 million face value of these SBIC II SBIC debentures, and (ii) $85.0 million reported at face value and issued by SBIC I, which SBIC was owned by the Company prior to the Exchange Offer.  See Note B.9 to the unaudited consolidated financial statements in Amendment No.1 for a more detailed discussion.

What is the composition of “Cash and cash equivalents” at December 31, 2010?  Are any of these investments in products requiring acquired fund fee and expense disclosure in the fee table?

Response:  Cash and cash equivalents as of December 31, 2010 and March 31, 2011 are exclusively invested in bank money market accounts.  These money market accounts do not charge any fees or expenses, so no acquired fund fee and expense disclosure in the fee table is required for such investments.

Consolidated Statements of Operations, page F-4

Is the “Income tax provision” reflected in “ratio of total expenses to average net assets”?  Is this provision reflected in the fee table?

Response:  The “Income tax provision” is not reflected in the “ratio of total expenses to average net assets” due to the fact that the income tax provision reported is principally related to the deferred tax effect on unrealized appreciation of equity investments held in the Taxable Subsidiaries and is therefore not part of operating expenses.

Consolidated Statements of Changes in Net Assets, page F-5

Include the disclosure requirements of Regulation S-X, Article 6-09.7:

Disclose parenthetically the balance of undistributed net investment income included in net assets at the end of the period.

Response:  The Company presents the balance of undistributed net investment income as a separate column within the Consolidated Statements of Changes in Net Assets.  Please see the column entitled “Accumulated Net Investment Income” contained therein.

Consolidated Schedule of Investments, pages F-7 through 15

Please confirm that the securities disclosed in the category, “other” on page F13 and “Other Marketable Securities and Idle Funds Investments” meet the disclosure requirements of Regulation S-X, Article 12-12, footnote 1:

Each issue shall be listed separately: Provided, however, that an amount not exceeding five percent of the total of Column C may be listed in one amount as “Miscellaneous securities,” provided the securities so listed are not restricted, have been held for not more than one year prior to the date of the related balance sheet, and have not previously been reported by name to the shareholders of the person for which the schedule is filed or to any exchange, or set forth in any registration statement, application, or annual report or otherwise made available to the public. If any securities are listed as “Miscellaneous securities,” briefly explain in a footnote what the term represents.

Response:  All securities included in “Other Marketable Securities and Idle Funds Investments” meet the disclosure requirements of Regulation S-X, Article 12-12, footnote 1.  The one diminutive investment included in “Other Non-Control/Non-Affiliate Investments” also meets the disclosure requirements of Regulation S-X, Article 12-12, footnote 1, except that it is a restricted security.  However, this investment was included in a miscellaneous security category because of its insignificant size  (i.e., $105,000) relative to Main Street’s portfolio (i.e., $417.6 million).

Include the disclosure requirements of Regulation S-X, Article 12-12, footnote 8:

State in a footnote the following amounts, based on cost, for Federal income tax purposes: (a) Aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost, (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value, (c) the net unrealized appreciation or depreciation, and (d) the aggregate cost of securities for Federal income tax purposes.

Response:  The Company will comply with this comment in its financial statements for the fiscal year ending December 31, 2011.

The disclosure requirements of Regulation S-X, Article 12-12, footnote, 3 do not appear to have been met regarding the percentage of value compared to net assets for each category of investments.

Response: The Company will comply with this comment by adding a percentage of value compared to “total investments” at fair value for each category of investments in its financial statements in future filings.

Financial Highlights, page F-41

The character of distributions to shareholders should be reflected in the financial highlights.  Refer to the AICPA Audit Guide of Investment Companies (“Audit Guide”), AAG7.149, which states that “details of distributions should conform to those shown in the statement of changes in net assets”.

Response:  The Company will comply with this comment in the notes to its financial statements for the fiscal year ending December 31, 2011.

Include the portfolio turnover rate in the Financial Highlights table.  Refer to the Audit Guide, AAG7.154.

Response:   The Company will comply with this comment in its financial statements for the fiscal year ending December 31, 2011.

General

1.                                      Please inform us whether the officers, directors, and beneficial owners of more than 10% of Main Street’s securities have filed the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

Response:  The Company advises the Staff that, to the best of its knowledge, officers, directors and beneficial owners of more than 10% of the Company’s securities have filed the ownership reports on Forms 3, 4 and 5 required by Section 16(a) of the Exchange Act.

2.                                       Please inform us whether FINRA has reviewed the underwriting terms and arrangements of the offering.

Response:  The Company informs the Staff on a supplemental basis that it has not yet engaged any underwriters in connection with any contemplated offerings under its Registration Statement.  Subsequent to effectiveness of the Registration Statement, the Company confirms to the Staff that, to the extent that the Company determines to engage a FINRA member to act as an underwriter in connection with a “takedown” from the shelf registration statement, such FINRA member will be required to obtain a “no-objections” letter from the FINRA with respect to the proposed underwriting terms and arrangements prior to participating in the shelf “takedown.”

3.                                      We note that the registration statement did not include a cover letter.  Please include a cover letter in future filings.

Response:  The Company acknowledges the Staff’s comment.

*    *    *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805, or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Harry S. Pangas

cc:           Mr. Todd A. Reppert/ President and Chief Financial Officer

Mr. Jason B. Beauvais/ Vice President, General Counsel and Secretary

Lisa A. Morgan, Esq.